[Letterhead of Debevoise & Plimpton LLP]

August 17, 2006

Max A. Webb, Esq.

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Mail Stop 3561

Verizon Directories Disposition Corporation

Registration Statement on Form 10, File No. 1-32939

Dear Mr. Webb:

This letter sets forth the responses of Verizon Directories Disposition Corporation (the “Company”) to the comments contained in your letter, dated August 4, 2006, relating to the Registration Statement on Form 10 (the “Registration Statement”) of the Company filed with the Securities and Exchange Commission (the “Commission”) on July 7, 2006. The comments of the Commission are set forth in bold/italicized text below, and the Company’s responses are set forth in plain text immediately beneath each comment.

The Company is filing, via EDGAR, Amendment No. 1 (“Amendment No. 1”) to the Registration Statement. Enclosed are three copies of a clean version of Amendment No. 1, as well as three copies of a blacklined version of Amendment No. 1, marked to show changes from the Registration Statement filed on July 7, 2006. Also enclosed are supplemental materials requested by the Staff. Page references in the responses below are to the blacklined version of Amendment No. 1.

Please note that Amendment No.1 has been updated to include the financial data of the Company through June 30, 2006.

Max A. Webb, Esq.	2	August 17, 2006

General

What will Directories Corp.’s relationship be?, page 2

1.	Please confirm that the material terms of the contracts with Verizon which you indicate will be executed at or prior to the spin-off will be described in this Form 10. For example, we expect that the phrase “a period of time” in the first sentence after the bullets of this section will be quantified prior to effectiveness.

The Company confirms that the material terms of the contracts with Verizon Communications Inc. (“Verizon”), which will be executed at or prior to the spin-off, are or will be described in the Registration Statement. The Company confirms that the description of each such contract will be revised as necessary in subsequent amendments to reflect each contract’s definitive material terms. For instance, once the terms of the contract to purchase specified services from Verizon and its affiliates are finalized, the Company will revise the phrase “a period of time” on page 2 of Amendment No. 1 to provide the exact time period during which these purchases will be made.

Our Company, page 5

2.	Please substantiate your statements, which appear in the first and final sentences of the first paragraph of this section, that Verizon is the “second largest yellow pages directories publisher” and “fifth most recognized” brand in the United States.

The Company is the second largest yellow pages directories publisher in the United States as measured by revenues. The Company is furnishing the Staff supplementally with a copy of the relevant third party source, marked to show the location of the information supporting the Company’s claim. See Exhibit A attached. In addition, the Company has revised the disclosure throughout Amendment No. 1, including on page 6, to clarify the basis for this statement.

In response to the Staff’s comment, the Company has revised the disclosure throughout Amendment No. 1, including on page 6, to state that Verizon is a “highly recognized brand.”

Future changes in Verizon’s directory publishing may increase our costs, page 18

3.	Please revise your heading to more clearly address the risk discussed. Specifically, your heading should indicate that regulatory obligations may change over time and may increase your operating costs.

In response to the Staff’s comment, the Company has revised the heading to more clearly address the risk involved.

Max A. Webb, Esq.	3	August 17, 2006

Structure, page 31

4.	Please specify the debt securities that will be issued to the parent company. In addition, please more specifically describe the process by which the term loans and debt securities will be “transferred” to the parent from your company.

In response to the Staff’s comment, the Company has revised the disclosure throughout Amendment No. 1, including on page 32, to specify the type of debt securities to be issued to Verizon and to more clearly describe the process by which the term loans and debt securities will be “transferred” to Verizon from the Company.

5.	Please tell us whether you intend to register the exchange of debt securities.

The exchange of the debt securities will not be registered under the Securities Act of 1933, as amended (the “Securities Act”). Verizon has advised the Company that it currently intends to exchange the debt securities with Bear, Stearns & Co. Inc. and J.P. Morgan Securities Inc. in a transaction exempt from registration under the Securities Act. Bear, Stearns & Co. Inc. and J.P. Morgan Securities Inc. are expected to then resell the debt securities either to Qualified Institutional Buyers pursuant to Rule 144A or pursuant to other transactions exempt from registration under the Securities Act.

Verizon Common Stock, page 32

6.	It is unclear whether the “ex-distribution” trades will occur before effectiveness of the registration statement. Please tell us how this process will work.

In response to the Staff’s comment, the Company has revised the disclosure on page 33 to clarify that the “ex-distribution” trades will occur after the Commission declares the Registration Statement effective.

After the Commission declares the Registration Statement effective, and beginning on or shortly before the record date (i.e., two days before the record date) until the distribution date (i.e., the date the Company’s common stock will be distributed to Verizon stockholders), there will be two listings on the New York Stock Exchange, Inc.

•	Verizon common stock will trade in the “regular way” market under its regular symbol (“VZ”). Shares traded in the regular way market will be transferred to the purchaser with “due bills” attached to them. These due bills will represent the obligation of the transferor (i.e., the seller) to deliver to the purchaser the Company’s common stock after the spin-off.

•	Alternatively, Verizon common stock will trade in the “ex-distribution” market under a different symbol (e.g., “VZwi”). Shares traded on this basis will

Max A. Webb, Esq.	4	August 17, 2006

represent the seller’s right to receive the Company’s common stock after the spin-off.

Treatment of Fractional Shares, page 33

7.	Please confirm that the sale of fractional shares by the transfer agent will meet the requirements set forth in Question 6 to Staff Legal Bulletin No. 4 (September 16, 1997).

The Company confirms that the sale of fractional shares by the transfer agent will meet the requirements set forth in Question 6 to Staff Legal Bulletin No. 4.

First, the Company’s spin-off from Verizon will meet the conditions described in Question 4 to Staff Legal Bulletin No. 4 because: (i) Verizon stockholders will not provide consideration for the Company’s shares of common stock; (ii) the spin-off will be pro-rata to Verizon’s stockholders; (iii) Verizon will provide adequate information about the spin-off and the Company to its stockholders and to the trading markets (through the Registration Statement and the information statement included therein); (iv) Verizon has a valid business purpose for the spin-off as described in Amendment No. 1 on pages 32 and 33; and (v) Verizon will not be spinning-off “restricted securities.”

Second, the Company expects that (i) the transfer agent selling the fractional shares will (a) make such sales in the open market and (b) determine in its sole discretion when, how, through which broker-dealer and at what price to make such sales; and (ii) the transfer agent and the broker-dealers it uses to effect the sale of fractional shares will not be affiliates of Verizon or the Company.

Results of the Distribution, page 36

8.	Please disclose the approximate number of holders as of the latest practicable date prior to the spin-off. Refer to Item 201(b) of Regulation S-K.

The Company advises the Staff that, prior to the distribution of the information statement, it will provide on page 38 of Amendment No. 1 the approximate number of holders as of the latest practicable date.

Selected Financial Information, page 40

9.	These disclosures should include long-term obligations pursuant to Item 301 of Regulation S-K. As you do have these obligations on a pro forma basis, please add this line item to your table. In addition, if you elect to disclose operating cash flows please also disclose cash flows from investing activities and from financing activities in your table. These comments apply to your presentation of summary data as well.

Max A. Webb, Esq.	5	August 17, 2006

In response to the Staff’s comment, the Company has revised the disclosure on pages 14 and 41 of Amendment No. 1.

10.	Please supplementally reconcile the pro forma net income in the table to the pro forma statement of operations on page 44.

In response to the Staff’s comment, the Company has revised the disclosure on pages 14 and 41 of Amendment No. 1.

Notes to Unaudited Pro Forma Information, page 46

11.	Refer to your explanations (1) and (3). Please revise your explanations to include the period over which debt issuance costs will be amortized and how such period was determined.

The Company acknowledges the Staff’s comment and advises the Staff that once the Company finalizes the terms of its financing arrangements, it will revise the disclosure in a subsequent pre-effective amendment to the Registration Statement prior to distributing the information statement.

12.	Please supplementally, and in detail, discuss how you will measure and account for the impact of the spin-off on stock options and other stock-based awards held by your employees under SFAS 123(R). Provide related disclosures in the notes to your pro forma financial information as well.

The Company advises the Staff that at the time of the spin-off, any unvested stock options or other stock-based awards held by the Company’s employees, which are based on the stock of Verizon, will become fully vested. At the time of the spin-off, the Company will record any compensation expense required to be recognized as a result of this vesting. As of June 30, 2006, the amount of unrecognized compensation expense for these awards was approximately $37 million.

Furthermore, the Company advises the Staff that it will record any stock options or other stock-based awards issued by it subsequent to the spin-off in accordance with the requirements of SFAS No. 123R, “Share-Based Payment.”

The Company has added disclosure to describe the above on page 43 of Amendment No. 1.

Stand-Alone Company, page 48

13.

We note your disclosure that indicates you will incur costs in excess of historical costs during the period of the transition services agreement. Please revise your disclosure here and elsewhere in your filing, as appropriate, to

Max A. Webb, Esq.	6	August 17, 2006

provide an estimate of these one time costs. This disclosure should be similar to that included in your discussion of the pro forma financial statements.

In response to the Staff’s comment, the Company has revised the disclosure on page 49 of Amendment No. 1.

14.	We also note that you expect historical costs and future costs to be materially similar. Please explain to us and expand this disclosure to include your methods used in allocating historical costs incurred by Verizon, but not specifically assigned to the entities named on page 48, included in these financial statements (i.e., corporate overhead), as well as how you determined the components of future expenses and performed the analysis necessary to come to your conclusion. Similar disclosure should be added to your pro forma disclosure on page 42 and elsewhere as necessary throughout your filing. Refer to SAB Topic 1B. We may have further comment on your response.

In response to the Staff’s comment, the Company has revised the disclosure on pages 43, 49 and F-18 of Amendment No. 1. Historically, the Company reimbursed Verizon for specific goods and services Verizon provided to, or arranged for, it based on tariffed rates, market prices or negotiated terms that approximated market rates. These goods and services included items such as communications and data processing services, office space, professional fees and insurance coverage.

The Company also reimbursed Verizon for its share of costs incurred by Verizon to provide services on a common basis to all of Verizon’s subsidiaries. These costs included allocations for legal, security, treasury, tax and audit services. The allocations were based on actual costs incurred by Verizon and periodic studies conducted by Verizon that identified employees or groups of employees who were totally or partially dedicated to performing activities that benefited the Company. In addition, the Company reimbursed Verizon for general corporate costs that indirectly benefited it, including costs for activities such as investor relations, financial planning, marketing services and benefits administration. These allocations were based on actual costs incurred by Verizon, as well as on the Company’s size relative to other Verizon subsidiaries. The Company believes that these cost allocations are reasonable for the services provided. The Company also believes that these cost allocations are consistent with the nature and approximate amount of such costs that it would have incurred on a stand-alone basis.

In addition, the Company advises the Staff that all historical costs are allocated as described above and that there are no unallocated costs. As a result of Verizon’s practice of fully allocating costs incurred on the Company’s behalf, the Company believes that costs incurred subsequent to the spin-off will be substantially similar to those reflected in the financial statements included in the Registration Statement.

Max A. Webb, Esq.	7	August 17, 2006

Operating Revenue, page 49

15.	We note from your disclosure that you have recorded revenue net of sales allowances for customer adjustments that are likely to occur subsequent to the time of sale. Supplementally describe the different type of programs offered or specific facts and circumstances that might lead to such customer adjustments. Describe how and when these adjustments are measured and recorded. Finally, please quantify the individually significant categories of adjustments recorded. We may have further comment on your response.

Sales allowance is comprised of customer adjustments made to compensate the Company’s advertising customers for any errors or omissions in their advertisements. The Company does not offer or recognize program offerings or discounts through sales allowances. The following describes the specific facts and circumstances that would lead to a customer adjustment.

After an initial sale, when a directory is published and distributed, a customer may detect an error or omission in their advertisement. That customer may then inform the Company of the error or omission. Depending on the extent of the error or omission, the Company may fully or partially credit the customer’s account (i.e., grant the customer a credit adjustment). The credit adjustment is reflected as a reduction on the customer’s bill ratably over the customer’s billing period, which is generally 12 months. This period matches the period over which the Company recognizes revenues.

Each month the Company accrues an estimate of total customer adjustments. These adjustments lower the Company’s gross revenue and increase its receivable allowance account. As the Company processes actual customer adjustments each month through its billing system, the Company decreases its customer receivable balance and decreases its receivable allowance account. The Company periodically adjusts its customer adjustment accrual to reflect actual customer adjustments.

Customer adjustments tend to be consistent and predictable, resulting in relatively stable and accurate monthly accruals. For the six month period ended June 30, 2006 and the years ended 2005, 2004, and 2003, the Company’s sales allowance as a percent of gross revenue was 1.5%, 1.5%, 2.0% and 1.6%, respectively. Due to the immateriality of the Company’s sales allowance, the Company has deleted the statement regarding sales allowances on page 50 of Amendment No. 1.

Operating Expense, page 52

16.

We note that as part of your explanation of the increase in selling expenses, you cite an increase in employee-related costs intended to stimulate revenue growth that might not yet be seen in the income statement as such revenue will

Max A. Webb, Esq.	8	August 17, 2006

be amortized over future periods. Please consider including a discussion of the variance in numbers of types of advertising sold during the periods presented as this may provide the reader of the financial statements more clarity in terms of the direction of sales of actual advertising space as well as the effectiveness of selling expenses incurred in each period. For example, you might include a discussion of total full page ads, total half page ads, etc. for each directory year, as well as fluctuations in the average price of such ads. Such discussion should also include, to the extent practicable, the revenue to be recognized in each period from sales occurring in the current period for clarity.

The Company supplementally advises the Staff that it does not believe that a discussion of the variance in numbers of types of advertising sold during the periods presented would provide a reader of the financial statements with a better understanding of the direction of advertising sales and the effectiveness of selling expenses in a specific period. The Company’s print advertising product offerings vary significantly in sizes, prices and features across all of the Company’s 1,200 distinct directories published in 2005. In many instances, customers purchase advertisements of multiple sizes and prices in multiple directories. The Company’s management does not rely on this type of sales data to analyze trends in revenues and expenses.

The Company believes that two metrics, the number of customers and average revenue per customer, provide the most straightforward and meaningful analysis of the Company’s revenue. Accordingly, the Company discusses these metrics in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Registration Statement.

Furthermore, the Company cannot predict the effects of current selling expenses on future revenue streams due to the large number of variables that affect revenues and expenses independently. The Company’s disclosure relating to its selling expense on page 53 of Amendment No. 1 conveys that its actions to hire additional sales representatives and increase sales commissions are intended to stimulate future revenue growth. Consequently, for all of the reasons discussed above, the Company has decided not to include the discussion referred to in the Staff’s comment.

Post Transactions, page 57

17.	If you expect your credit ratings to be substantially lower than those of Verizon, resulting in a higher interest rate on borrowings, please expand your disclosures to so state.

In response to the Staff’s comment, the Company has revised the disclosure on page 59 of Amendment No. 1.

Max A. Webb, Esq.	9	August 17, 2006

Pro Forma Table of Contractual Obligations, page 59

18.	We note you have included in your discussion of future contractual obligations a pro forma table of contractual obligations. Please revise this table to include pro forma interest payments within this table, as these payments represent contractual obligations resulting from the transactions discussed in your filing. Please also include in a footnote the material terms of such debt so that the reader of the financial statements may recalculate the interest presented for each period from the information contained in such footnote. Please note that interest expense is required in the table of contractual obligations whenever debt obligations are outstanding at the latest balance sheet.

In response to the Staff’s comment, the Company has revised the table on page 60 of Amendment No. 1 to include pro forma interest payments. In addition, the Company acknowledges the Staff’s comment and advises the Staff that once the Company finalizes the terms of its financing arrangements, it will revise the disclosure in a subsequent pre-effective amendment to the Registration Statement prior to distributing the information statement.

Revenue Recognition, page 60

19.	Please revise your disclosure here to briefly describe how you verify the amounts recognized and ultimately received associated with “click-through” advertising are correct. That is, please explain when and how you obtain evidence that qualifying transactions have occurred. Also, please supplementally discuss the status of any receivables associated with this revenue. This supplemental explanation should quantify the amounts of revenue included in the income statements presented associated with click-throughs as well as the bad debt write-offs associated with such revenue.

In response to the Staff’s comment, the Company has revised the disclosure on page 61 of Amendment No. 1.

The Company supplementally advises the Staff that performance-based advertising products revenues for the six month period ended June 30, 2006 were $22.9 million, which represents 1.4% of total revenues for this period. Accordingly, due to the immaterial amount, the Company has chosen not to disclose revenues from these products. The Company does not separately identify receivables and bad debt write-offs related to these products.

20.	We assume that your arrangements do not include guarantees on minimum “hits” or “click-throughs.” If our understanding is not correct, please explain how you account for any such arrangements.

The Company confirms that it does not currently, and has no plans to, guarantee any advertiser a minimum number of hits or “click-throughs.”

Max A. Webb, Esq.	10	August 17, 2006

21.	We see, from page 21, that you are increasingly packaging online advertising with traditional print offerings to enhance total usage and advertiser value. It appears that these packages may constitute arrangements with multiple deliverables within the scope of EITF 00-21. Please supplementally describe these arrangements, including any special pricing policies associated with package deals and explain when and how you allocate, record and recognize the resulting revenues. We may have further comments upon review of your response.

In response to the Staff’s comment, the Company has revised the disclosure on page 22 of Amendment No. 1 to clarify that it is increasingly advertising, marketing and selling online products to supplement its traditional print products. The Company advises the Staff that its sales representatives sell multiple products, both online and print, as distinct product offerings. On occasion, in certain markets, the Company gives print advertisers incentives to purchase online products. Although they represent distinct product offerings, the Company’s policies for recognizing print and online advertising revenues are essentially the same. Print-related revenues are recognized over the life of the directory, which is generally twelve months. Online revenues are recognized over the life of the contract, which is generally twelve months.

For the reasons described above, the Company does not believe that its separate print and online advertising offerings represent revenue arrangements with multiple deliverables as contemplated by EITF 00-21.

Our Business, page 65

22.	We note your risk factor on page 18 addressing Verizon’s “regulatory obligations.” Please fully describe these obligations in this section. For instance, please identify any costs of compliance and discuss the need, if any, for government approvals. Refer to Item 101(c)(1)(xii) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on pages 19 and 73 of Amendment No. 1 to provide more detail regarding Verizon’s regulatory obligations.

Product innovation and product adaptation, page 67

23.	Please explain the meaning of the term “companion directories.”

In response to the Staff’s comment, the Company has revised the disclosure on page 68 of Amendment No. 1.

Max A. Webb, Esq.	11	August 17, 2006

Print Directories, page 71

24.	Please disclose whether you are required to carry significant amounts of inventory to meet delivery requirements. Additionally, please disclose your inventory practices as compared to those of your competitors. Refer to Item 101(c)(1)(vi) of Regulation S-K.

The Company supplementally advises the Staff that it maintains an insignificant supply of directories to distribute to individuals that relocate to its market and to other individuals who might request a directory subsequent to the Company’s initial distribution. The Company accounts for all costs associated with these supplies of directories in the same manner as the cost of the directories included in the initial distribution.

25.	Please clarify how the intellectual property agreement differs from the branding agreement.

The branding agreement is limited to the Company’s rights with respect to certain Verizon marks. Rights with respect to other intellectual property currently shared by the Company and Verizon are governed by the intellectual property agreement. The Company has revised pages 80 and 98 of Amendment No. 1 to this effect.

Properties, page 80

26.	Please specify the location and general character of your physical properties. Refer to Item 102 of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on page 81 of Amendment No. 1.

Security Ownership of Certain Beneficial Owners, page 90

27.	Please complete your beneficial ownership table as of the most recent practicable date.

The Company acknowledges the Staff’s comment and advises the Staff that it will complete the beneficial ownership table as of the most recent practicable date in Amendment No. 2 to the Registration Statement. The Company further advises the Staff that it will update the beneficial ownership table as of the most recent practicable date in a subsequent pre-effective amendment to the Registration Statement prior to distributing the information statement.

Max A. Webb, Esq.	12	August 17, 2006

28.	Please provide the address of each beneficial owner.

In response to the Staff’s comment, the Company has revised the disclosure on page 92 of Amendment No. 1 to provide the mailing address of each beneficial owner.

Relationship between Verizon and our Company after the Spin-off, page 91

29.	While you identify several agreements as related party transactions, you disclose the value for only the Contribution and Separation Agreement. Please revise your discussions to provide the value, if quantifiable, of each agreement in this section. Refer to Item 404(a) of Regulation S -K.

In response to the Staff’s comment, the Company has revised the disclosure on pages 95, 99 and 100 of Amendment No. 1 to provide for the disclosure of the value, where quantifiable, of agreements between the Company and Verizon. The Company will provide the estimated dollar amounts of the values in a subsequent pre-effective amendment to the Registration Statement.

30.	Please specify the terms of the branding agreement and the intellectual property agreements.

In response to the Staff’s comment, the Company has revised the disclosure on pages 98 and 100 of Amendment No. 1 to include a description of the material terms of the intellectual property agreement. The Company believes that all of the material terms of the branding agreement were specified in the Registration Statement filed on July 7, 2006.

Shares Eligible For Future Sale, page 101

31.	Please disclose the number of restricted shares of common stock to be held by affiliates. Refer to Item 201(a)(2) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on page 104 of Amendment No. 1.

Audited Consolidated Financial Statements for Verizon Directories Disposition Corporation

Consolidated Statements of Income, page F-3

32.

We note that you have included interest income and expense in your consolidated statements of income for each of the three years presented, but do not appear to have included any debt in your consolidated statements of financial position. We assume that these amounts are entirely attributable to

Max A. Webb, Esq.	13	August 17, 2006

intercompany borrowings and advances as disclosed on pages F-8 and F-19. If our assumption is not correct, please identify the sources of these balances.

The Company supplementally advises the Staff that its primary source of interest income and interest expense is attributable to intercompany borrowings and advances, as discussed on pages F-8 and F-18 of Amendment No. 1. Additionally, the Company earns nominal amounts of external interest income from delinquent customer accounts and on VEBA trust funds. In 2004, the Company also received and recorded approximately $8 million of interest income associated with a state tax audit settlement.

33.	As a related matter, it appears that none of the debt currently held by Verizon Communications is secured by assets of Directories Corp. Please confirm or advise supplementally. We may have further comment on your response.

The Company confirms to the Staff that none of the debt held by Verizon is secured by assets of the Company.

34.	We note that assets, liabilities, businesses and employees currently associated with Verizon’s domestic print and internet yellow pages directories publishing operations have been transferred to you. Supplementally explain the major reasons why these balances differ from the balances presented for the Information Services segment in Note 17 to the Financial Statements of Verizon Communications Inc. as presented in their most recent Form 10-K.

The Company supplementally advises the Staff that the balances in the Company’s financial statements in the Registration Statement differ from the balances in the Information Services segment in Verizon’s financial statements in the Form 10-K primarily because the Company’s financial statements in the Registration Statement exclude the international operations currently or formerly owned by Verizon that are not being spun-off as part of the Company. These international operations include directory publishing businesses in Austria, Belize, Brunei, Canada, Costa Rica, the Czech Republic, the Dominican Republic, Gibraltar, Hungary, Poland, Puerto Rico and Slovakia.

35.	Please refer to SAB Topic 1-B-1, Interpretive Response to Question 2. If common expenses were allocated, please provide each of the footnote disclosures specified in the SAB, including management’s assertion as to the reasonableness of the allocation method used. In this regard, we note your reference to “fully distributed costs” on page 48. Please also disclose, if practicable, management’s estimate of what expenses would have been on a stand alone basis.

Max A. Webb, Esq.	14	August 17, 2006

In response to the Staff’s comment, the Company has revised the disclosure on page F-18 of Amendment No. 1.

Consolidated Balance Sheets, page F-4

36.	Please revise your equity presentation to a single component, such as “Parent’s Equity” as Directories is, prior to the transactions, still a component of Verizon and should not separately present any form of retained earnings.

In response to the Staff’s comment, the Company has revised the disclosure on pages F-4 and F-5 of Amendment No. 1.

Note 1 – Description of Business and Summary of Significant Accounting Policies

Deferred Directory Costs, page F-8

37.	We note from your disclosure here that deferred directory costs consist of pre-production purchases of paper for the manufacturing of directories. Supplementally explain to us why you have not explicitly described this current asset as an inventory item. Also, please revise your significant accounting policy to include how you identify costs associated with excess or obsolete inventory.

In response to the Staff’s comment, the Company has deleted the statement on page F-8 of Amendment No. 1 that deferred directory costs consist of pre-production purchases of paper for the manufacturing of directories. The Company advises the Staff that pre-production paper inventories are not separately reported because such inventories are purchased on or near the date of their use in the production process and, accordingly, are not material. As of June 30, 2006, pre-production inventories were approximately $5 million. In addition, the incidence of obsolescence for paper inventories is not significant.

Note 3 – Sales of Business

Verizon Information Services, Hawaii, page F-11

38.	Supplementally explain to us why you have not treated the sale of your Hawaii operations as a discontinued operation. It appears, from your discussions in MD&A, that these operations may constitute a component of an entity under paragraph 41 of SFAS 144. We may have further comment on your response.

The Company supplementally advises the Staff that due to the sale of the Hawaii operations during the second quarter of 2005, the Company’s results of operations for the first six months of 2006 did not include any amounts related to its former Hawaiian

Max A. Webb, Esq.	15	August 17, 2006

operations. The Company’s 2005 results of operations included revenue of approximately $22 million related to its Hawaiian operations, which is not considered material to the Company’s financial results. Only seven of the 1,200 directories published by the Company in 2005 related to its Hawaiian operations.

In addition to its relative size, the Company’s Hawaiian operations were operated and managed on a centralized basis along with other domestic markets and, accordingly, the Hawaiian operations did not have discrete and complete financial information available. For instance, the directories for the Hawaiian operations were historically produced in Verizon printing facilities in Los Angeles, which were not sold along with the Hawaiian operations.

Note 9 – Income Taxes, page F-16

39.	Please revise your presentation of deferred tax assets and liabilities to present disclosure in the standard format of gross deferred tax assets, valuation allowance, net deferred tax assets, gross deferred tax liabilities, and your net classified deferred tax position, as applicable. Refer to the guidance in paragraph 43 of SFAS 109.

In response to the Staff’s comment, the Company has revised the disclosure on page F-16 of Amendment No. 1 to meet the requirements of SFAS 109, paragraph 43.

Note 11 – Additional Information, page F-17

40.	Supplementally explain the nature of the line item “Verizon Domestic Telecom Billed” included in your table showing the components of accounts receivable.

The Company supplementally advises the Staff that it bills its customers directly through internally managed billing operations, as well as through a billing and collection agreement with Verizon. The accounts receivable amount noted on page F-17 of Amendment No.1 as “Verizon Domestic Telecom” reflects those amounts due from Verizon associated with its purchase of receivables pursuant to the billing and collection agreement.

Note 13 – Commitments and Contingencies, page F-19

41.

Refer to your discussion of litigation. You state that, in the event of an adverse outcome, these proceedings could have a material adverse effect on financial condition and results of operations. If you believe that there is at least a reasonable possibility that a loss or an additional loss may have been incurred with respect to any of these matters, please describe the nature of the contingencies and give an estimate of the possible loss or range of loss or state that such an estimate cannot be made as contemplated by paragraph 10 of

Max A. Webb, Esq.	16	August 17, 2006

SFAS 5. If you believe that the possibility of loss or additional loss is remote, please clarify this fact in the footnote.

In response to the Staff’s comment, the Company has revised the disclosure on pages 27, 82 and F-18 of Amendment No. 1.

Note 15 – Subsequent Events, page F-20

42.	Please tell us more about each of your two contractual arrangements with Donnelley. Specifically, it appears that you received $20 million in proceeds from the sale of your printing assets. Please tell us how this amount compares with the book value and the fair value of the assets and how any differences were recorded. In addition, please tell us about the contractual terms of the nine year printing agreement. Specifically, if the pricing or other significant terms of the agreement differ from your customary terms or from the terms you would have reached in the absence of the sale of the printing assets, please describe these differences and explain whether and how you recognized and accounted for them.

The Company supplementally advises the Staff that the $20 million in proceeds from the sale of its printing assets amounted to $2.4 million in excess of the net book value of those assets. This amount was consistent with the Company’s assessment of its printing assets’ fair value at that time. The primary assets sold were two printing presses that were purchased and installed within the past three years. The Company recorded the difference between the proceeds and the net book value of the assets as a pretax gain during the first quarter of 2006.

In connection with the transition of the Company’s printing operations and the associated sale of its printing assets, the Company held discussions with R.R. Donnelly & Sons, Inc. (“RR Donnelley”), as well as other third parties capable of printing directories. As a result of these discussions, the Company believes that the terms of the RR Donnelley agreement, including the pricing, are customary and consistent with the terms generally available in the market.

*    *     *

If you have any questions regarding this letter, please do not hesitate to call Steven Slutzky at (212) 909-6036, Xavier Grappotte at (212) 909-7465 or Gregory Feldman at (212) 909-6302.

Sincerely,

/S/ STEVEN J. SLUTZKY

Steven J. Slutzky

Enclosures